UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 11, 2016

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent to delist its ADSs from the New York Stock Exchange

Paris, France, February 11, 2016 – Alcatel-Lucent (the “Company”) announces that its Board of Directors has resolved to voluntarily delist its American depositary shares (“ADSs”), each representing one Alcatel-Lucent ordinary share with a nominal value of EUR 0.05 per share (“Alcatel-Lucent Shares”) from the New York Stock Exchange (the “NYSE”).

Alcatel-Lucent will deliver today written notice to the NYSE of its intention to delist. The Company believes the delisting of its ADSs from the NYSE is in the best interests of Alcatel-Lucent and its shareholders in light of the expected ownership by Nokia Corporation (“Nokia”) of approximately 91% of the outstanding Alcatel-Lucent Shares and Alcatel-Lucent ADSs following the settlement of Nokia’s reopened public exchange offer to acquire all Alcatel-Lucent Shares and ADSs, and also in light of the Alcatel-Lucent Board of Directors’ decision to terminate Alcatel-Lucent’s American depositary receipts (“ADR”) program.

Alcatel-Lucent currently intends to file with the U.S. Securities and Exchange Commission (the “Commission”), on or about February 22, 2016, an application on Form 25 to notify the Commission of the Company’s withdrawal of its ADSs from the NYSE. The delisting will be effective ten (10) calendar days after the filing of the Form 25. This means that, as of March 3, 2016, the Alcatel-Lucent ADSs would not be tradable on any regulated security exchange.

The Company’s reporting obligations under applicable U.S. securities laws would continue after the delisting. Following satisfaction of the relevant deregistration conditions under the applicable U.S. securities laws, Alcatel-Lucent intends to terminate its reporting obligations under the applicable U.S. securities laws and deregister all classes of its registered securities. Following termination of Alcatel-Lucent’s reporting obligations under the U.S. Securities Exchange Act of 1934, much less information would be available about the Company pursuant to the U.S. securities laws. Alcatel-Lucent intends to release further information on such deregistration and termination of reporting obligations at a later date.

Alcatel-Lucent reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, deregistration and termination of reporting obligations in any way.

As previously communicated, the Alcatel-Lucent ADR program is expected to terminate on February 24, 2016. Alcatel-Lucent Shares remain listed on Euronext Paris.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s or Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “intend,” “will” and similar expressions. These forward-looking statements include statements relating to: the timeline for Alcatel-Lucent’s filing of the Form 25; the delisting of the Alcatel-Lucent ADRs from the NYSE; and Alcatel-Lucent’s deregistration from U.S. reporting obligations. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the filing of Alcatel-Lucent’s Form 25 and the ability of Alcatel Lucent to deregister from U.S. reporting obligations; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent and Nokia undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized..

Dated: February 11, 2016

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer